IVAX CORPORATION
4400 Biscayne Boulevard
Miami, Florida 33137

March 3, 2005

VIA EDGAR AND FACSIMILE

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attn: Mr. Jeffrey Riedler, Assistant Director

Re:	IVAX Corporation (the “Registrant” or “IVAX”) Registration Statement on Form S-3 (No. 333-122753)

Ladies and Gentlemen:

     On behalf of the Registrant, the undersigned hereby requests that the effective date of the Registrant’s above-referenced Registration Statement on Form S-3 be accelerated so that it becomes effective as early as possible,Monday, March 7, 2005, or as soon thereafter as practicable.

     In connection with such request, the undersigned, on behalf of IVAX, acknowledges that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the above-referenced filing;

•	the actions of the Commission or the Staff, acting pursuant to delegated authority, in declaring the above-referenced filing effective, does not relieve IVAX from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	IVAX may not assert the Staff’s declaration of the effectiveness of the above-referenced filing as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     This letter will also serve to acknowledge that IVAX understands that the Division of Enforcement has access to all information IVAX provides to the Staff of the Division of Corporation Finance in its review of IVAX’ filing or in response to its comments on IVAX’ filing.

Very truly yours, IVAX CORPORATION /s/ Steven D. Rubin Steven D. Rubin, Esq. Senior Vice President and General Counsel